EXHIBIT 99.1

Clementia Reports Second Quarter 2018 Operating Results and Pipeline Updates

Patient Enrollment in Phase 3 MOVE Trial of Palovarotene for FOP On Track; Two Interim Data Analyses Expected in 2019

MONTREAL, Aug. 09, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ: CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today reported financial results for the second quarter ended June 30, 2018 and provided an update on recent progress and upcoming milestones.

“The MOVE Trial is progressing very well and we continue to expect completion of enrollment in 2018, which we believe demonstrates the substantial need for treatments for people with FOP and the enthusiasm for palovarotene among the physician and patient community,” said Clarissa Desjardins, Ph.D., president and chief executive officer of Clementia. “Additionally, enrollment in our MO-Ped Trial, which to our knowledge is the first-ever clinical trial for multiple osteochondromas, a debilitating and life-altering bone disorder, is progressing well and we are on track to initiate a Phase 1 study of palovarotene for dry eye disease in the fourth quarter of this year. This is an incredibly exciting time for Clementia as we continue our work to bring important potential treatments to patients in need.”

Recent Pipeline Progress and Upcoming Milestones

  Patient enrollment in the MOVE Trial, Clementia’s Phase 3 registration study evaluating the safety and efficacy of palovarotene for the treatment of patients with fibrodysplasia ossificans progressiva (FOP), is on track to be completed by the end of 2018. Based on the current enrollment rate the company expects two interim analyses in 2019, with final results in 2020.
  In May 2018, Clementia reported positive data from the Part B portion of the company’s ongoing Phase 2 clinical trial evaluating palovarotene for the treatment of patients with FOP. Palovarotene was generally well-tolerated by patients treated, consistent with the experience across palovarotene clinical studies. Data from our Phase 2 trial will be presented in a poster at the ASBMR 2018 Annual Meeting in Montréal, Québec, Canada, September 28 - October 1.
  In April 2018, Clementia announced enrollment of the first patient in our Phase 2 MO-Ped Trial. Enrollment is ongoing, with final results expected in 2021 and an interim data analysis expected in 2020. In May 2018 the European Medicines Agency granted Orphan Drug Designation for palovarotene for the treatment of multiple osteochondromas.

Recent Business Updates

  In July 2018, Clementia announced the appointment of experienced finance executive, Steve Forte, as chief financial officer. Clementia’s former CFO, Michael Singer, will remain with the company through year-end as a consultant to assist with the transition.
  Also in July 2018, Clementia appointed accomplished industry executive, Shawn Tomasello, to the company’s board of directors.

Second Quarter 2018 Financial Results (all amounts are presented in U.S. dollars)

  Cash: As of June 30, 2018, Clementia had cash and investments of $117.9 million.
  Research and development (R&D) expenses: R&D expenses were $7.4 million and $18.4 million for the three and six months ended June 30, 2018, compared to $6.3 million and $9.7 million for the same periods in 2017. Increases in R&D expenses were primarily due to increases in: clinical studies and CRO related activities as a result of patient enrollment in the MOVE and MO-Ped Trials; manufacturing activities to meet clinical supply requirements of the MOVE and MO-Ped studies; pre-clinical research activities to support ocular studies and other potential indications; and personnel and related expenses in support of increased development activities.
  General and administrative (G&A) expenses: G&A expenses were $3.9 million and $6.8 million for the three and six months ended June 30, 2018, compared to $2.4 million and $4.1 million for the same periods in 2017. Increases in G&A expenses were primarily due to higher personnel and related costs to support the continued growth of the Company, higher public company related costs and an increase in pre-commercial marketing activities.
  Net Loss: Clementia reported net losses for the three and six months ended June 30, 2018 of $10.8 million ($0.34 per share) and $24.0 million ($0.76 per share), compared to $23.3 million ($9.54 per share) and $64.7 million ($26.88 per share) for the same periods in 2017. The decreases in net losses period over period were largely driven by non-cash financial expenses primarily due to the re-measurement at fair value of the preferred shares embedded derivative in 2017 as compared to 2018. With the successful completion of the Company’s IPO in August 2017, all classes of preferred shares were converted into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and the accretion expenses ended in the third quarter of 2017.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, the company’s ability to generate revenue and become profitable; the risks related to its heavy reliance on palovarotene, its only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; its dependence on licensed intellectual property, including the ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information its file with the SEC or on SEDAR. Clementia cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in its securities. Investors are encouraged to read the company’s filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and the company undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
+1-910- 620-3302

Clementia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Financial Position (unaudited)

As at	June 30,	December 31,
(in US dollars)	2018	2017
Assets
Current assets
Cash	$12,937,235	$36,230,343
Short-term investments	55,000,000	30,000,000
Interest receivable	1,402,584	575,499
Sales tax and other receivables	71,105	94,497
Income tax and tax credits receivable	1,205,372	977,901
Prepaid expenses	5,907,485	3,798,882
Total current assets	76,523,781	71,677,122

Non-current assets
Long-term investments	50,000,000	75,000,000
Property and equipment	23,720	33,084
Intangible assets	1,619,251	1,715,192
Total non-current assets	51,642,971	76,748,276
Total assets	$128,166,752	$148,425,398
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,455,136	$6,718,666
Total liabilities	8,455,136	6,718,666
Equity
Common shares	230,659,692	230,659,692
Contributed surplus	4,663,076	2,659,348
Deficit	(115,611,152)	(91,612,308)
Total equity	119,711,616	141,706,732

Total equity and liabilities	$128,166,752	$148,425,398

Clementia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss (unaudited)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
(in US dollars)	2018	2017	2018	2017

Expenses

Research and development expenses	$7,437,155	$6,332,519	$18,432,718	$9,740,030
Investment tax credits	(203,917)	(70,414)	(354,955)	(120,040)
	7,233,238	6,262,105	18,077,763	9,619,990

General and administrative expenses	3,899,531	2,393,514	6,756,769	4,061,806

Interest income	(538,872)	(106,837)	(1,090,630)	(187,834)
Financial expenses	27,499	14,677,698	67,765	51,024,782

Net loss before income taxes	10,621,396	23,226,480	23,811,667	64,518,744

Income tax expense	146,211	97,665	187,177	142,028

Net loss and comprehensive loss	($10,767,607)	($23,324,145)	($23,998,844)	($64,660,772)

Basic and diluted loss per share	($0.34)	($9.54)	($0.76)	($26.88)
Weighted average number of outstanding basic and diluted shares	31,717,584	2,445,729	31,717,584	2,405,187

Clementia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
(in US dollars)	2018	2017	2018	2017

Operating activities
Net loss	($10,767,607)	($23,324,145)	($23,998,844)	($64,660,772)
Adjusting items
Interest income recognized in net loss	(538,872)	(106,837)	(1,090,630)	(187,834)
Depreciation of property and equipment	4,682	6,314	9,364	13,792
Amortization of intangible assets	48,236	48,227	95,941	82,045
Transaction costs recognized in net loss	-	-	-	35,175
Embedded derivative loss recognized in net loss	-	13,578,536	-	48,895,585
Accretion of preferred shares	-	1,097,699	-	2,085,737
Share-based compensation	1,271,935	598,535	2,003,728	682,276
Net foreign exchange gain	37,429	(8,353)	54,613	(15,393)
Income tax expense recognized in net loss	146,211	97,665	187,177	142,028
Income taxes paid	(54,447)	(42,500)	(59,693)	(88,089)
Tax credit	(126,337)	-	(160,997)	-
Net changes in working capital
Sales tax and other receivables	40,984	(64,316)	19,922	(25,024)
Investment tax credits receivable	(77,580)	(70,414)	(193,958)	(120,040)
Deferred financing costs	-	(182,240)	-	(275,784)
Prepaid expenses	(3,541,020)	(75,603)	(2,108,603)	(80,064)
Accounts payable and accrued liabilities	(195,284)	2,246,567	1,747,832	1,377,851
Net operating cash flows	(13,751,670)	(6,200,865)	(23,494,148)	(12,138,511)

Investing activities
Interest income received	97,826	36,329	263,545	367,372
Acquisition of short and long-term investments	-	(5,000,000)	(5,000,000)	(25,000,000)
Maturity of short-term investments	-	-	5,000,000	30,000,000
Acquisition of property and equipment	-	(5,302)	-	(12,828)
Acquisition of intellectual property	-	(1,000,000)	-	(1,000,000)
Net investing cash flows	97,826	(5,968,973)	263,545	4,354,544

Financing activities
Issuance of common shares	-	5,859	-	31,588
Issuance of preferred shares	-	-	-	10,000,080
Issue costs of preferred shares	-	-	-	(129,520)
Net financing cash flows	-	5,859	-	9,902,148

Net (decrease) increase in cash	(13,653,844)	(12,163,979)	(23,230,603)	2,118,181
Cash at beginning of period	26,638,487	23,722,034	36,230,343	9,434,495
Effect of exchange rate fluctuations on cash held	(47,408)	26,166	(62,505)	31,545
Cash at end of period	$12,937,235	$11,584,221	$12,937,235	$11,584,221